UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Decibel Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

24343R106

(CUSIP Number)

Joseph J. LaRosa

Executive Vice President, General Counsel and Secretary

Regeneron Pharmaceuticals, Inc.

777 Old Saw Mill River Road

Tarrytown, New York 10591-6707

Telephone: 914-847-7000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Andrew R. Brownstein

Victor Goldfeld

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

August 8, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1	NAMES OF REPORTING PERSON REGENERON PHARMACEUTICALS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,097,314 shares
	8	SHARED VOTING POWER 0 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER 2,097,314 shares
	10	SHARED DISPOSITIVE POWER 0 (1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,097,314 shares (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	The reported amount reflects 2,097,314 shares of common stock, par value $0.001 per share (“Shares” or “Common Stock”), of Decibel Therapeutics, Inc. beneficially owned by Regeneron Pharmaceuticals, Inc. (“Regeneron”), which represented approximately 8.3% of the number of outstanding Shares (Share percentages set forth in this Schedule 13D are based on 25,126,935 Shares outstanding as of August 4, 2023, based on information provided by the Issuer). As a result of entering into the Tender and Support Agreements (as defined and described in Items 4 and 5 of this Schedule 13D), Regeneron and Symphony Acquisition Sub, Inc. (“Purchaser”) may be deemed to beneficially own the Shares beneficially owned by the Supporting Stockholders (as defined and described in Items 4 and 5 of this Schedule 13D). The Supporting Stockholders own 8,110,726 Shares (not including the additional 1,332,039 stock options and 236,667 restricted stock units that are subject to the Tender and Support Agreements), which represents approximately 32.3% of the outstanding Shares. In addition, as a result of entering into the Tender and Support Agreements Regeneron and the Supporting Stockholders may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13d-5 under the Exchange Act. Each of Regeneron and Purchaser expressly disclaims that it beneficially owns any of the Supporting Stockholder Shares (as defined and described in Items 4 and 5 of this Schedule 13D) (or the Shares underlying the stock options and restricted stock units that are subject to the Tender and Support Agreements), or that it is a member of a “group” within the meaning of Section 13(d)(3) of the Exchange Act or Rule 13d-5 under the Exchange Act with the Supporting Stockholders. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Regeneron or Purchaser that it is the beneficial owner of any of the Shares beneficially owned by any of the Supporting Stockholders, or that it is member of a group with the Supporting Stockholders, for purposes of Section 13(d) of the Exchange Act or for any other purpose, and Regeneron and Purchaser expressly disclaim beneficial ownership of such Shares and existence of a group.

1	NAMES OF REPORTING PERSON SYMPHONY ACQUISITION SUB, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1) (See Item 5)
	8	SHARED VOTING POWER 0 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (1) (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (1) (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	See Note (1) to the first cover page.

Explanatory Note

This Schedule 13D supersedes the Schedule 13G filed on February 11, 2022 by Regeneron Pharmaceuticals, Inc. relating to shares of common stock, par value $0.001 per share of Decibel Therapeutics, Inc., which disclosed the beneficial ownership of 2,097,314 Shares (the “Owned Shares”). This Schedule 13D is being filed because the filer may no longer qualify to file on Schedule 13G. See Item 5 below.

Item 1.	SECURITY AND ISSUER

This statement relates to the common stock, par value $0.001 per share (the “Shares”), issued by Decibel Therapeutics, Inc. (the “Issuer” or the “Company”). The principal executive offices of the Issuer are located at 1325 Boylston Street, Suite 500, Boston, MA 02215.

Item 2.	IDENTITY AND BACKGROUND

This statement is being filed pursuant to Rule 13d-1 under the Act by Regeneron Pharmaceuticals, Inc., a New York corporation (“Regeneron”) and Symphony Acquisition Sub, Inc., a Delaware corporation (“Purchaser,” and together with Regeneron, the “Reporting Persons”). The address of the principal business and the principal office of the Reporting Persons is 777 Old Saw Mill River Road, Tarrytown, New York 10591-6707. The principal business of Regeneron is inventing, developing, manufacturing and commercializing medicines for people with serious diseases.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of the Reporting Persons is set forth on Schedule A.

During the last five years, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Tender and Support Agreements described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference) were entered into by the Supporting Stockholders as an inducement for Regeneron and Purchaser to enter into the Merger Agreement described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference). The Supporting Stockholder Shares (as defined in Item 4) have not yet been purchased by Purchaser and no payments were made by or on behalf of the Reporting Persons to the Supporting Stockholders in connection with the execution of the Tender and Support Agreements.

The total amount of funds required by the Reporting Persons to consummate the Offer (as defined below) and purchase all of the outstanding Shares in the Offer and provide funding in connection with the Merger (as defined below) is approximately $100 million, plus related fees and expenses. In addition, the Reporting Persons will need approximately $97 million to pay the maximum aggregate amount that holders of CVRs (as defined below) may be entitled to receive if all the milestones contemplated by the CVRs are achieved. Regeneron expects to fund these payments out of cash on hand. Additionally, the Owned Shares were acquired by Regeneron as a private investment in the Issuer before its initial public offering, funded with cash on hand at the time.

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 3.

Item 4.	PURPOSE OF TRANSACTION

This statement is being filed in connection with the Merger Agreement (defined below) and the Tender and Support Agreements (defined below). The purpose of the Tender and Support Agreements is to facilitate the consummation of the transactions contemplated by the Merger Agreement.

Merger Agreement

On August 8, 2023, Regeneron, the Issuer and Purchaser entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, and upon the terms and subject to the conditions therein, Purchaser will commence a tender offer (the “Offer”) to acquire all of the issued and outstanding Shares in exchange for $4.00 per Share, payable in cash, without interest and subject to reduction for any applicable withholding taxes (the “Cash Consideration”), plus one contractual, non-tradeable contingent value right per share (each, a “CVR”), which entitles the holder to potentially receive contingent payments of up to an aggregate of $3.50 per CVR, without interest and subject to reduction for any applicable withholding taxes, upon the achievement of certain clinical development and regulatory milestones for the Issuer’s lead investigational candidate, DB-OTO, within specified time periods and in accordance with the terms and subject to the conditions of a contingent value rights agreement (the “CVR Agreement“) (the Cash Consideration plus one CVR, together, the “Offer Consideration”). The Offer will remain open for 20 business days, subject to extension under certain circumstances.

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including (i) that there have been validly tendered and not validly withdrawn Shares that, considered together with all other Shares, if any, owned by Purchaser and its affiliates (as defined in Section 251(h)(6)(a) of the Delaware General Corporation Law, as amended (the “DGCL”)), represent one more share of Common Stock than 50% of the total number of Shares outstanding at the time of the expiration of the Offer; (ii) the accuracy of the representations and warranties of the Company contained in the Merger Agreement, subject to customary thresholds and exceptions; (iii) the Company’s compliance with, and performance of, in all material respects its covenants and agreements contained in the Merger Agreement; (iv) the absence of a Material Adverse Effect (as defined in the Merger Agreement); and (v) other customary conditions set forth in Annex I to the Merger Agreement. As of the date of the Merger Agreement, Purchaser and its affiliates (as defined in Section 251(h)(6)(a) of the DGCL) collectively owned 2,097,314 Shares.

Following the consummation of the Offer, subject to the conditions set forth in the Merger Agreement, and in accordance with the DGCL, Purchaser will merge with and into the Company, with the Company as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”). If an Offer Termination (as defined below) does not occur, the Merger will be governed by Section 251(h) of the DGCL, with no stockholder vote required to consummate the Merger.

The Merger Agreement also provides an alternative means by which the Merger may be consummated even if the Offer is not completed, which requires the approval of the Company’s stockholders. Pursuant to the Merger Agreement, if a filing has been made under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in certain circumstances Regeneron may elect to proceed with the acquisition through a Merger without any Offer, in which case Purchaser will terminate the Offer or allow it to expire (such termination, an “Offer Termination”). In this case, the Company would be required to file a proxy statement to obtain approval of the Merger by the Company’s stockholders at a special stockholders meeting held for the purpose of voting upon the adoption of the Merger Agreement, and the Merger would be effected pursuant to Section 251(c) of the DGCL.

Pursuant to the Merger, each issued and outstanding Share (other than Shares held by the Company, Regeneron, Purchaser, any wholly owned subsidiary of Regeneron, any wholly owned subsidiary of the Company or by stockholders of the Company who have properly exercised and perfected their statutory rights of appraisal under the DGCL) will be converted automatically into and will thereafter represent only the right to receive the Offer Consideration.

In addition, the Merger Agreement provides that, at the effective time of the Merger (the “Effective Time”), each compensatory option to purchase Shares of the Company (each, a “Company Option”) that is then outstanding and unvested will vest in full, and receive the following treatment:

•	each Company Option with an exercise price per share that is less than the amount of the Cash Consideration (each, a “Tranche 1 Option”) that is then outstanding will be cancelled and exchanged for (A) an amount in cash equal to the product of (x) the total number of Shares subject to such Tranche 1 Option immediately prior to the Effective Time multiplied by (y) the excess of the amount of the Cash Consideration over the applicable exercise price per share of such Tranche 1 Option, and (B) one CVR with respect to each share subject to such Tranche 1 Option as of immediately prior to the Effective Time;

•	each Company Option with an exercise price per share that is equal to or greater than the amount of the Cash Consideration and less than the sum of the amount of the Cash Consideration and the amount of the DB-OTO Milestone Payment (as defined in the CVR Agreement) that is then outstanding (each a “Tranche 2 Option”) and each Company Option with an exercise price per share that is equal to or greater than the sum of the amount of the Cash Consideration and the amount of the DB-OTO Milestone Payment and less than the sum of the amount of the Cash Consideration, the amount of the DB-OTO Milestone Payment and the amount of the Registration Study Milestone Payment (as defined in the CVR Agreement) that is then outstanding (each a “Tranche 3 Option” and, collectively with each Tranche 1 Option and Tranche 2 Option, the “Specified Options”) will be cancelled and exchanged for one CVR with respect to each share subject to such Specified Option as of immediately prior to the Effective Time; and

•	each Company Option other than the Specified Options that is then outstanding and unexercised, whether or not vested, will be cancelled with no consideration payable in respect thereof.

In addition, at the Effective Time, each restricted stock unit of the Company (each, a “Company RSU”) then outstanding, whether or not vested, will be cancelled and exchanged for the right to receive (i) a cash payment equal to (x) the total numbers of Shares subject to such Company RSU immediately prior to the Effective Time multiplied by (y) the Cash Consideration and (ii) one CVR with respect to each share subject to such Company RSU as of immediately prior to the Effective Time.

Tender and Support Agreements

In connection with execution of the Merger Agreement, Regeneron and Purchaser entered into Tender and Support Agreements (each, a “Tender and Support Agreement”), dated as of August 8, 2023 with each of (i) OrbiMed Private Investments VIII, LP, OrbiMed Partners Master Fund Limited and OrbiMed Genesis Master Fund, L.P., (ii) Third Rock Ventures III, L.P. and (iii) Laurence Reid, Ph.D., the Company’s Chief Executive Officer and President (each, a “Supporting Stockholder” and, collectively, the “Supporting Stockholders”), which collectively own 8,110,726 Shares (collectively the “Supporting Stockholder Shares”) (not including an additional 1,332,039 stock options and 236,667 restricted stock units that are subject to the Tender and Support Agreements), which represented approximately 32.3% of the outstanding Shares as of August 4, 2023, based on information provided by the Supporting Stockholders and the Issuer. Each Tender and Support Agreement provides that the Supporting Stockholder will, among other things, (i) tender all of its or his Supporting Stockholder Shares, (ii) vote against other proposals to acquire the Issuer and for any proposal for the Merger and (iii) agree to certain other restrictions on its or his respective ability to take actions with respect to the Issuer and its or his Supporting Stockholder Shares. In furtherance of each Supporting Stockholder’s covenants under the Tender and Support Agreement, and for so long as the Tender and Support Agreement has not been validly terminated, each Supporting Stockholder agreed to appoint Regeneron as its attorney-in-fact and proxy to vote its Shares, to the full extent of such Supporting Stockholder’s voting rights, consistent with the voting requirements described above.

The form of Tender and Support Agreement has been included to provide information regarding its terms. It is not intended to modify or supplement any factual disclosures about the applicable Supporting Stockholder or the Company, Regeneron or Purchaser in any public reports filed with the U.S. Securities and Exchange Commission (the “SEC”) by the Company, Regeneron or Purchaser.

The foregoing descriptions of the Merger Agreement and the Tender and Support Agreements, and the respective transactions contemplated thereby, do not purport to be complete and are qualified in their entirety by reference to such agreements. A copy of the Merger Agreement, listed as Exhibit 99.1 hereto, is incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 9, 2023. A copy of the form of Tender and Support Agreement, listed as Exhibit 99.2 hereto, is incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 9, 2023.

Additional Information

The purpose of the Offer is for Regeneron, through Purchaser, to acquire control of the Issuer. The Offer would be the first step in Regeneron’s acquisition of the entire equity interest in the Issuer. The Offer is intended to facilitate the acquisition of all issued and outstanding Shares. The purpose of the Merger is to acquire all issued and outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is consummated, Purchaser intends to complete the Merger as soon as practicable thereafter.

Following the Merger, the Issuer will become a wholly owned subsidiary of Regeneron. In addition, the Reporting Person will cause the Shares to be delisted from the Nasdaq Global Select Market and deregistered under the Exchange Act.

The Offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that the Issuer, Regeneron or Purchaser will file with the SEC. The solicitation and offer to buy the Issuer stock will only be made pursuant to an Offer to Purchase and related Offer materials that Regeneron intends to file with the SEC. At the time the Offer is commenced, Regeneron and Purchaser will file a Tender Offer Statement on Schedule TO and thereafter the Issuer will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the Offer. Under certain circumstances described in the definitive transaction documents, Regeneron may determine to instead terminate or withdraw the Offer and effect the transaction through a merger only, in which case the relevant documents to be filed with the SEC will include a proxy statement for the solicitation of votes of the Issuer stockholders to approve the merger. THE ISSUER’S STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ CAREFULLY THE OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS), THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, AND, IF APPLICABLE, THE PROXY STATEMENT BECAUSE THEY WILL EACH CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF ISSUER SECURITIES AND OTHER INVESTORS SHOULD CONSIDER BEFORE MAKING ANY DECISION WITH RESPECT TO THE OFFER, OR, IF APPLICABLE, VOTING ON THE TRANSACTION. The Offer to Purchase, the related Letter of Transmittal, certain other tender offer documents, as well as the Solicitation/Recommendation Statement on Schedule 14D-9, and if applicable, the proxy statement will be made available to all stockholders of the Issuer at no expense to them and will also be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting either Regeneron or the Issuer. Copies of the documents filed with the SEC by the Issuer will be available free of charge on the Issuer’s website at https://ir.decibeltx.com or by contacting the Issuer’s Investor Relations at (617) 370-8701. Copies of the documents filed with the SEC by Regeneron will be available free of charge on Regeneron’s website at https://investor.regeneron.com or by contacting Regeneron’s Investor Relations Department at invest@regeneron.com or (914) 847-7741.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other Offer documents, as well as the Solicitation/Recommendation Statement on Schedule 14D-9, and if applicable, the proxy statement, Regeneron and the Issuer each file annual, quarterly and current reports, proxy statements and other information with the SEC, which are available to the public over the Internet at the SEC’s website at http://www.sec.gov.

If the Offer is terminated and the transaction is to be effected by merger only, in which case, the approval of the Issuer stockholders must be obtained, Regeneron, the Issuer and their respective directors and executive officers may be deemed to be participants in any such solicitation of proxies from the Issuer’s stockholders in connection with the proposed transaction. Information regarding Regeneron’s directors and executive officers is available in its proxy statement that was filed with the SEC; information regarding the Issuer’s directors and executive officers is available in its proxy statement that was filed with the SEC. Other information regarding potential participants in any such proxy solicitation will be contained in any proxy statement filed in connection with the transaction.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) The information relating to the beneficial ownership of the Shares by the Reporting Persons set forth in Rows 7 through 13 on each of the cover pages hereto is incorporated by reference herein and is as of the date hereof. Such information is based on 25,126,935 Shares outstanding as of August 4, 2023, as provided by the Issuer.

Regeneron currently has sole beneficial ownership of the Owned Shares.

As a result of entering into the Tender and Support Agreements, Regeneron and Purchaser may be deemed for purposes of Rule 13d-3 under the Exchange Act to beneficially own the Shares beneficially owned by the Supporting Stockholders. The 8,110,726 Supporting Stockholder Shares (not including the additional 1,332,039 stock options and 236,667 restricted stock units that are subject to the Tender and Support Agreements) represented approximately 32.3% of the outstanding Shares. In addition, as a result of entering into the Tender and Support Agreements, Regeneron and the Supporting Stockholders may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5 under the Exchange Act.  Each of Regeneron and Purchaser expressly disclaims that it beneficially owns any of the Supporting Stockholder Shares (or the Shares underlying the stock options and restricted stock units that are subject to the Tender and Support Agreements), or that it is a member of a “group” within the meaning of Section 13(d)(3) of the Exchange Act or Rule 13d-5 under the Exchange Act with the Supporting Stockholders.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Regeneron or Purchaser that it is the beneficial owner of any of the Shares beneficially owned by any of the Supporting Stockholders, or that it is member of a group with the Supporting Stockholders, for purposes of Section 13(d) of the Exchange Act or for any other purpose, and Regeneron and Purchaser expressly disclaim beneficial ownership of such Shares and existence of a group.

(c) Except pursuant to the Merger Agreement and the Tender and Support Agreements described above, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d) Inapplicable.

(e) Inapplicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

In November 2017, the Issuer entered into a stock purchase agreement with Regeneron (the “Series B SPA”) pursuant to which the Issuer issued and sold 12,500,000 shares of the Issuer’s Series B preferred stock to Regeneron at a price of $2.00 per share, which shares converted into 989,299 shares of common stock upon the consummation of the Issuer’s initial public offering. The Series B SPA includes a standstill provision that prohibits Regeneron from offering to acquire or acquiring the Issuer, and from taking certain other actions, including soliciting proxies, unless otherwise agreed or invited in writing by the Issuer. The standstill provision automatically terminates if at any time a third party (a) enters into a definitive agreement for the merger, consolidation, purchase of all of the assets or other business combination of the Issuer, (b) enters into a definitive agreement for the purchase or other acquisition of beneficial ownership of securities representing more than 30% of the voting power of the Issuer or (c) commences a tender offer or exchange offer with respect to securities representing 50% or more of the voting power of the Issuer, unless the Issuer files a recommendation with the SEC within ten (10) business days following the commencement of such tender offer or exchange offer pursuant to which the Issuer’s board advises Decibel’s stockholders to reject such tender offer or exchange offer. The foregoing description of the Series B SPA and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to such agreement. A copy of the Series B SPA, listed as Exhibit 99.3 hereto, is incorporated by reference.

The descriptions of the Merger Agreement and the Tender and Support Agreements described above are incorporated into this Item 6 by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

99.1	Agreement and Plan of Merger, dated as of August 8, 2023, by and among Decibel Therapeutics, Inc., Regeneron Pharmaceuticals, Inc., and Symphony Acquisition Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Decibel Therapeutics, Inc. with the U.S. Securities and Exchange Commission on August 9, 2023).

99.2	Form of Tender and Support Agreement, dated as of August 8, 2023, by and among Regeneron Pharmaceuticals, Inc., Symphony Acquisition Sub, Inc. and certain Stockholders of Decibel Therapeutics, Inc. (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Decibel Therapeutics, Inc. with the U.S. Securities and Exchange Commission on August 9, 2023).

99.3*	Series B Preferred Stock Purchase Agreement, dated as of November 15, 2017, by and among Decibel Therapeutics, Inc. and Regeneron Pharmaceuticals, Inc.

99.4*	Joint Filing Agreement, dated as of August 18, 2023, by and between Regeneron Pharmaceuticals, Inc. and Symphony Acquisition Sub, Inc.

*            Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

REGENERON PHARMACEUTICALS, INC.

Date: August 18, 2023	By:	/s/ Joseph J. LaRosa
	Name:	Joseph J. LaRosa
	Title:	Executive Vice President, General Counsel and Secretary

SYMPHONY ACQUISITION SUB, INC.

Date: August 18, 2023	By:	/s/ Nouhad Husseini
	Name:	Nouhad Husseini
	Title:	Managing Director

SCHEDULE A

1.	Regeneron Pharmaceuticals, Inc.

The name, business address, title, and present principal occupation or employment of each of the directors and executive officers of Regeneron are set forth below. The address of Regeneron is: 777 Old Saw Mill River Road Tarrytown, New York 10591-6707. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Regeneron. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation Including Name and Address of Employer
Directors
Bonnie L. Bassler, Ph.D.	Director; Chair of Department of Molecular Biology, Princeton University
Michael S. Brown, M.D.	Director; Distinguished Chair in Biomedical Sciences, University of Texas Southwestern Medical Center at Dallas
N. Anthony Coles, M.D.	Director; Chair and Chief Executive Officer, TRATE Enterprises LLC
Joseph L. Goldstein, M.D.	Director; Chair of Department of Molecular Genetics, University of Texas Southwestern Medical Center at Dallas
Christine A. Poon	Director
Arthur F. Ryan	Director
Leonard S. Schleifer, M.D., Ph.D.	Co-Chair of the Board, Director, President and Chief Executive Officer
George L. Sing	Director; Chief Executive Officer, GanD, Inc.
March Tessier-Lavigne, Ph.D.	Director; President, Stanford University
Craig B. Thompson, M.D.	Director
George D. Yancopoulos, M.D., Ph.D.	Co-Chair of the Board, Director, President and Chief Scientific Officer
Huda Y. Zoghbi, M.D.	Director, Professor in Departments of Pediatrics, Molecular and Human Genetics, and Neurology and Neuroscience, Baylor College of Medicine.

Executive Officers (Who Are Not Directors)
Christopher Fenimore	Senior Vice President, Controller
Robert E. Landry	Executive Vice President, Finance and Chief Financial Officer
Joseph J. LaRosa	Executive Vice President, General Counsel and Secretary
Marion McCourt	Executive Vice President, Commercial
Andrew J. Murphy, Ph.D.	Executive Vice President, Research
Neil Stahl, Ph.D.	Executive Vice President, Research and Development
Daniel P. Van Plew	Executive Vice President and General Manager, Industrial Operations and Product Supply

2.	Symphony Acquisition Sub, Inc.

The name, business address, title, and present principal occupation or employment of each of the directors and executive officers of Purchaser are set forth below. The address of Purchaser is: 777 Old Saw Mill River Road Tarrytown, New York 10591-6707. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Purchaser. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation Including Name and Address of Employer
Directors and Executive Officers
Nouhad Husseini	Director, Managing Director
Executive Officers (Who Are Not Directors)
Joseph J. LaRosa	Secretary